Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED SEPTEMBER 11, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Letter to shareholders dated September 11, 2019.

Shareholder Letter dated September 11, 2019

Title: “Update: Agoura Hills, CA investment placed into default”

Last week, we discovered that in the course of the sale of the Agoura Hills property, the developer failed to repay our preferred equity investment, triggering a default under our investment agreement.

Although we were aware that the developer intended to sell the property and was under contract at a price well in excess of the value needed to repay our principal and preferred return, it appears (after our preliminary investigation into the events) that the developer intentionally provided misleading ownership documents to the title company in an effort to hide its obligation to make the required payment of our principal and preferred return and then misappropriated a portion of the funds.

Upon learning of this, we immediately took the steps necessary to pursue all rights and remedies available to us under the investment agreement, including bringing legal action against the developer and guarantors, in order to protect your interests as an investor and recover the misappropriated funds.

While we conduct extensive due diligence on every investment we make, we prepare from the beginning for the potential of defaults. This includes having a combination of carefully crafted legal documents containing clear and concise rights and remedies, broad portfolio diversification, and experienced management to minimize the negative impact that this event (and others like it) could have on your portfolio.

Specifically, in this case, the total value of the Agoura Hills investment represents approximately 4% of the West Coast eREIT’s overall portfolio (and less than 0.4% of the average investor’s portfolio who has invested through one of our plans across multiple eREITs).

Given the egregious nature of the developer’s behavior, we expect to recover the full value of our investment, once the legal process has run its course.

Good investors try to prevent risk, but great investors prepare for it.

As always, we will continue to update you as we move forward. Please don’t hesitate to reach out to investments@fundrise.com with any questions or concerns.